Via Facsimile and U.S. Mail
Mail Stop 6010

January 5, 2009

Faheem Hasnain
President and Chief Executive Officer
1400 Seaport Boulevard
Redwood City, CA 94063

>   **Re: PDL BioPharma, Inc.**
>   **Supplemental Response to Form 10-K for the Year Ended December
>   31, 2007**
>   **Filed December 23, 2008**
>   **File No. 000-19756**

Dear Mr. Hasnain:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for year ended December 31, 2007

Technology Outlicense Agreements, page 8

1. We note your request for Rule 83 confidential treatment with respect to the specific royalty rates paid under the MedImmune, Elan and Genentech agreements. However, we ask that you please provide a range of royalty rates for each agreement in the text of your Form 10-K rather than redacting information in either the text or the tables. For the MedImmune and Elan agreements, a statement that the royalty percentage is in the low single digits would be sufficient. Regarding the

Genentech agreement, the appropriate disclosure would be to indicate that the registrant is entitled to a low single digit royalty that declines as sales increase.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3563 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeff Riedler
Assistant Director